
August 18, 2021

John Zieser
Chief Development Officer & General Counsel
MEREDITH CORP
1716 Locust Street
Des Moines, Iowa 50309-3023

> **Re: MEREDITH CORP**
> **S-4 filed August 11, 2021**
> **File No. 333-258721**

Dear Mr. Zieser:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dale Welcome at 202-551-3865 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing